UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated July 1, 2011
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐                 Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐                No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated June 3, 2011.

•	Press Release dated June 28, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: July 1, 2011	By:	/s/ “Alison T. Love”
Alison T. Love

2

PRESS RELEASE
FOR IMMEDIATE RELEASE:
Aux Sable Affiliate Acquires Key Assets in the Bakken Area of North Dakota
Channahon, IL (June 3, 2011) — Aux Sable Liquid Products L.P., Enbridge Inc. (TSX, NYSE: ENB), Veresen Inc. (TSX: VSN) and Williams Partners L.P. (NYSE: WPZ) are pleased to announce that Sable NGL LLC, an affiliate of Aux Sable, has executed an agreement with a wholly owned subsidiary of EOG Resources, Inc. (NYSE: EOG) to purchase and operate the Stanley Condensate Recovery Plant and the Prairie Rose Pipeline. The Prairie Rose Pipeline connects the Stanley Plant to the Alliance Pipeline, which delivers high energy dense phase gas to Aux Sable’s Channahon, Illinois Plant for processing. The purchase agreement calls for the US$185 million transaction to close in July 2011.
The Stanley Plant commenced operation in February 2010 and will have a capacity of 80 MMcf per day when a current expansion is completed in June 2011. The plant removes the heavier hydrocarbon compounds while leaving the majority of the natural gas liquids in the rich gas delivered into the Prairie Rose Pipeline.
The 12-inch diameter, 83-mile Prairie Rose Pipeline also commenced operation in February 2010 and gathers gas from the Stanley Plant and other sources for delivery into the Alliance Pipeline system at Bantry, North Dakota. The pipeline has an estimated capacity of 110 MMcf per day and can be easily expanded to meet additional demand.
“This acquisition represents a significant step forward in the pursuit of our strategic growth objectives in the Bakken area, as it provides key infrastructure assets that will lead to increased deliveries of liquids- rich natural gas to our Channahon facilities,” said W. J. (Bill) McAdam, President and Chief Executive Officer of Aux Sable. “With this acquisition, Aux Sable will be able to directly engage in and expand its role as a provider of value-added gathering and processing of natural gas and natural gas liquids from the Bakken play.”
“As the largest crude oil producer in the North Dakota Bakken, EOG constructed these facilities when there was little infrastructure in the basin. We believe the time is right to sell these assets to an organization that specializes in gathering and processing, allowing us to focus on our core exploration and production activities in the region. We are pleased that Aux Sable recognized the value of both the Stanley Plant and the Prairie Rose Pipeline and are confident that under their management these facilities will benefit all operators in this part of North Dakota,” said Ray L. Ingle, President of EOG’s Pecan Pipeline (North Dakota), Inc. subsidiary.
Each of Aux Sable and Sable NGL is owned by Enbridge Inc. (42.7% equity interest), Veresen Inc. (42.7% equity interest) and Williams Partners (14.6% equity interest). Enbridge Inc. and Veresen Inc. each own a 50% interest in the Alliance Pipeline.
“We are pleased with this investment in that it bolsters our already strong position in the Bakken, one of the most prolific energy plays in North America,” said Al Monaco, President, Gas Pipelines, Green Energy and International, Enbridge Inc. “The Pecan natural gas infrastructure increases the accessibility of the Alliance gas pipeline to Bakken-area producers and draws additional liquids-rich gas to the Aux Sable NGL fractionation plant near Chicago. The investment complements Enbridge’s existing Bakken liquids pipeline systems in North Dakota and Saskatchewan. We look forward to working with producers to maximize the value of their resources in this region.”

“This transaction demonstrates Veresen’s commitment to execute on our strategic plans by expanding our services and presence in liquids-rich resource plays,” said Stephen White, President and CEO of Veresen Inc. “The Pecan assets allow us to leverage our existing infrastructure investments, including Aux Sable and Alliance, and enhance our capacity to provide high-value services both to producers and end users.”
About Aux Sable
Aux Sable Liquid Products owns and operates a world-scale natural gas liquids extraction and fractionation facility in Channahon, Illinois near the eastern terminus of the Alliance Pipeline. It is capable of processing 2,100 MMcf per day of natural gas and can produce approximately 102,000 barrels per day of specification NGL products. For more information, visit www.auxsable.com
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com
About Veresen Inc.
Veresen Inc. is a publicly traded dividend paying corporation based in Calgary, Alberta, that owns and operates energy infrastructure assets across North America. Its common shares and 5.75% convertible unsecured subordinated debentures, Series C due July 31, 2017 are listed on the Toronto Stock Exchange under the symbols “VSN” and “VSN.DB.C”, respectively. Veresen Inc. is engaged in three principal businesses: a pipeline transportation business comprised of interests in two pipeline systems, the Alliance Pipeline and the Alberta Ethane Gathering System; a midstream business which includes ownership interests in a world-class extraction facility near Chicago and other gas processing energy infrastructure; and a power business with renewable and gas-fired facilities and development projects in Canada and the United States, and district energy systems in Ontario and Prince Edward Island. Veresen Inc. and each of its pipeline, midstream and power businesses are also actively developing a number of greenfield projects. In the normal course of its business, Veresen Inc. and each of its businesses regularly evaluate and pursue acquisition and development opportunities. For more information visit www.vereseninc.com
About Williams Partners L.P.
Williams Partners L.P. is a leading diversified master limited partnership focused on natural gas transportation; gathering, treating, and processing; storage; natural gas liquid (NGL) fractionation; and oil transportation. The partnership owns interests in three major interstate natural gas pipelines that, combined, deliver 12 percent of the natural gas consumed in the United States. The partnership’s gathering and processing assets include large-scale operations in the U.S. Rocky Mountains and both onshore and offshore along the Gulf of Mexico. Williams (NYSE: WMB) owns approximately 75 percent of Williams Partners, including the general-partner interest. More information is available at www.williamslp.com

About EOG Resources, Inc.
EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol “EOG.”
This press release contains certain forward-looking statements, including statements regarding the anticipated benefits of the pending transactions described herein. Forward-looking statements are not guarantees of performance and may be affected by known and unknown risks, events or circumstances that may be outside the control of the parties and their owners. Accordingly, while the parties and their owners believe that the expectations reflected in the forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of the expectations, including expectations regarding the anticipated benefits of the pending transactions, will be achieved (in full or at all) or will prove to have been correct. Moreover, the pending transactions described in this press release may not be completed or may be completed at a date later than anticipated. The forward-looking statements speak only as of the date made and the parties and their owners undertake no obligation, other than as required by applicable law, to update or revise the forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.
For more information, please contact:
Aux Sable Liquid Products LP
Scott A. Seibert
Public Affairs Coordinator
(815) 941-6250
Email: scott.seibert@auxsable.com

Enbridge Inc.
Jennifer Varey	Guy Jarvis
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5719
Email: jennifer.varey@enbridge.com	Email: guy.jarvis@enbridge.com

Veresen Inc.
Stephen H. White	David Holm
President & CEO	Executive Vice President, Corporate & Business Development
Richard G. Weech
Senior Vice President, Finance & CFO
Phone : (403) 296-0140
Email : investor-relations@vereseninc.com

Williams Partners L.P.
Julie Gentz	Sharna Reingold
Media	Investors
(918) 573-3332	(918) 573-2078

NEWS RELEASE
Enbridge Receives National Energy Board Approval for New 10-Year Toll Agreement on Crude Oil Mainline System
CALGARY, Alberta, June 28, 2011 — Enbridge Inc. (TSX, NYSE: ENB) announced today that the National Energy Board (NEB) has approved the 10-year Competitive Toll Settlement (CTS) agreement reached with shippers on its crude oil mainline system.
The NEB determined that the 2011 CTS is consistent with the revised guidelines for negotiated settlements. The CTS will be effective July 1, 2011.
“We are pleased with the decision of the NEB and look forward to using this long-term agreement to the mutual benefit of Enbridge and our shippers,” said Enbridge President and Chief Executive Officer, Patrick D. Daniel. “The CTS will provide a simplified toll structure, certainty and stability for crude volumes received in Canada, as well as competitive long-term tolls for the Enbridge Mainline System.”
The CTS covers the local tolls to be charged for service on the Canadian portion of the mainline system held by wholly owned subsidiary Enbridge Pipelines Inc. (EPI). Local tolls for service on the U.S. portion of the system, held by affiliate Enbridge Energy Partners L.P. (EEP) (NYSE: EEP), will not be affected by the CTS and will continue to be established by EEP’s existing toll agreements. The CTS also provides for an International Joint Tariff (IJT) for crude oil shipments originating in Canada on the EPI system, and delivered in the U.S. off the EEP system. The IJT is designed to provide mainline shippers with a stable and competitive long-term toll, preserving and enhancing throughput on both the EPI and EEP systems.
More details of the CTS are available at:
www.enbridge.com/DeliveringEnergy/Shippers/Competitive-Tolling-Settlement
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Guy Jarvis
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5719
Email: jennifer.varey@enbridge.com	Email: guy.jarvis@enbridge.com